FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F              ☒            Form 40-F              ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes         ☐            No           ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:	Press release dated November 3, 2003 announcing Transgene Signs Pre-Clinical AIDS Vaccine Manufacturing Agreement with ANRS and INSERM.

CONTACTS :

Transgene	Cohn & Wolfe	Euro RSCG C&O
Michel Hubert	Julie Huang	Marie-Carole de Groc /
V.P., Business Development	(212) 798 9814	Odile Rebattet
(+ 33) 3 88 27 91 12	Julio Cantre	(+33) 1 58 47 95 07 / 06
(212) 798 9779

Transgene Signs Pre-Clinical AIDS Vaccine Manufacturing
Agreement with ANRS and INSERM

Strasbourg, France, November 3, 2003 — Transgene (Nasdaq: TRGNY — Nouveau Marché: FR0005175080) announced today that it has entered into an agreement with the French AIDS Research Agency (Agence Nationale de Recherches sur le SIDA /ANRS) and the French Institut for Health and Medical Research (Institut National de la Santé et de la Recherche Médicale / INSERM) to construct and manufacture pre-clinical lots of a novel AIDS vaccine.

Transgene will make the constructs consisting of Modified Vaccinia Ankara (MVA) vectors carrying AIDS virus epitopes from Gag, Nef and Pol genes and will manufacture the pre-clinical lots. INSERM, which owns the intellectual property of the Nef protein fragments, will conduct the immunological pre-clinical testing of the vaccine constructs together with ANRS. Under the terms of this short-term service agreement, Transgene will receive payment from ANRS.

“We are pleased to collaborate with the ANRS and INSERM on this serious worldwide public health problem. We believe that this agreement is further evidence of the broad capability of Transgene’s technology both in the construction and the manufacturing of recombinant vaccines and vectors,” said Jean-François Carmier, Chief Executive Officer of Transgene.

About Transgene:

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials and three of which have completed Phase I clinical trials. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

This press release contains forward-looking statements.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  Those statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements.  Important factors that may affect Transgene’s future operating results include the following: Transgene’s collaboration agreement with ANRS and INSERM may not provide Transgene with the anticipated benefits when expected, if at all; Transgene’s product candidates may not demonstrate therapeutic efficacy; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene’s patent rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates; competitors may develop technologies or products superior to Transgene’s technologies or products; and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2003	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer